This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
APPROVAL OF NEW DEVELOPMENT LEASE AND AN OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”
Calgary, Alberta, May 29, 2019 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an approval of a new development lease and an operations update. All dollar values are expressed in US dollars unless otherwise stated.
UPDATES

•	South Ghazalat Development Lease approved, targeting an initial ~1000 Bopd from the upper Bahariya formation with first oil expected in Q4 of 2019;

•	Production averaging ~17.0 MBoepd during May (month to date) consistent with April production of 17.0 MBoepd and 7% higher than Q1 average production;

•	Drilled and cased the K-63 Development well as an Asl A formation oil well with an internally estimated 74 feet of net oil pay;

•	HW-2X discovery well drilled in April continues to clean up and is currently producing ~700 Bopd (field estimate).
PRODUCTION
Production Summary (WI before royalties):

(MBoepd)	Q1 2019	April 2019	May 2019 (to date)
Egypt	13.6	14.6	14.8
Canada	2.3	2.4	2.2
Total	15.9	17.0	17.0

Corporate production increased during the second quarter due to drilling and well optimization results in Egypt and new wells in Canada, which was partially offset by reduced ethane production in Canada.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

Western Desert – South Ghazalat (100% WI)

The Company received notice that the Development Lease (“DL”) application for the SGZ-6X discovery well which tested ~3,840 Bopd of light oil* has been approved by the Ministry of Petroleum.

The 29.8 km² (7,340 acre) DL has a twenty (20) year primary term with a 5 year extension available. In addition to the $1 million DL bonus (as per the concession agreement), the Company has committed to drill a minimum of one exploration well on the DL within the first four years of the primary term. Upon receiving approval of the South Ghazalat DL, and having met all the commitments for the first two exploration phases, the Company elected not to enter the final 18 month exploration period and relinquished the balance of the South Ghazalat exploration lands.

The near term development plan is targeting first oil production from the SGZ-6X discovery well in Q4 of 2019. The initial development includes the construction of an early production facility (“EPF”) and equipping the SGZ-6X well for production. The Company is targeting to initially produce the SGZ-6X well at ~1,000 Bopd from the Upper Bahariya formation to assess reservoir performance. Subject to finalizing transportation agreements with neighboring operators, the 34 API oil will initially be trucked to a nearby facility (~15 km) which is pipeline connected to the El Hamra Terminal located on the Mediterranean coast. Concurrently the Company is planning to drill an appraisal well in Q3/4 (subject to rig availability) which, if successful, would be tied into the EPF and potentially be producing prior to year-end. In addition, the Company has initiated a project to merge and reprocess two existing 3D seismic surveys over the DL area to better define prospects and leads identified from current mapping for future exploration and appraisal drilling.

Eastern Desert (100% WI)

In West Bakr, the K-63 development well was drilled to a total depth of 4,741 feet and cased as an Asl A formation oil well. The K-63 well encountered an internally estimated 74 feet of net oil pay in the main Asl A pool based on well logs and samples. It is expected that K-63 will be completed and placed on production by early June, along with the previously drilled H-30 development well (internally estimated 25 feet of net oil pay). Also in West Bakr, the HW-2X discovery well (internally estimated 113 feet of net oil pay) is producing ~700 Bopd (field estimate).

The drilling rig is scheduled to move to NW Gharib to drill an exploration well at NWG 38D-1 targeting the Red Bed formation in an adjacent fault block to the east of the producing 38A pool. The Company initiated water injection in the NWG 38A Red Bed pool during the quarter to maintain reservoir pressure and increase recoveries.

*The Company previously reported that SGZ-6X tested a combined 3,840 barrels per day of light oil from the upper and lower Bahariya. The lower Bahariya formation flowed naturally at an average rate of 2,437 barrels per day of light (38 API) oil, 21 barrels per day of water and 1.4 million cubic feet of natural gas per day on a 40/64 inch choke from a 42 foot perforated interval. A total of 918 barrels of oil and 7 barrels of water were produced during the 10 hour test. The upper Bahariya formation flowed at an average rate of 1,403 barrels per day of light (35 API) oil, 210 barrels per day of water and 1.0 million cubic feet of natural gas per day on a 64/64 inch choke from a 23 foot perforated interval. A total of 456 barrels of oil and 65 barrels of water were produced during the 8 hour test. Although encouraging, test rates are not necessarily indicative of long-term performance or ultimate recovery.
About TransGlobe
TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba. He is a Registered Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Readers are cautioned not to place undue reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
MBopd    thousand barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl    thousand barrels

For further information, please contact: Investor Relations Telephone: +1 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	44 0 20 7448 0200
Jonathan Wright

FTI Consulting (Financial PR)	44 0 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan